Exhibit 99.1

Ruhnn Holding Limited Announces First Quarter of Fiscal Year 2020
Unaudited Financial Results

• GMV increased 50.4% year-over-year

• Net revenues increased 34.3% year-over-year

• Services revenues in the platform model increased 201.3% year-over-year

• Gross margin increased to 35.7% from 24.8% in the year-ago period

• Net loss attributable to Ruhnn narrowed 40.1% year-over-year

• Adjusted net loss attributable to Ruhnn narrowed 51.6% year-over-year

HANGZHOU, China, August 29, 2019 (GLOBE NEWSWIRE) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan, today announced its unaudited financial results for the first quarter of fiscal year 2020 ended June 30, 2019.

First Quarter of Fiscal Year 2020 Financial and Operational Highlights:

•                  GMV1 was RMB758.0 million (US$110.4 million), a 50.4% increase from RMB503.9 million for the same quarter of last fiscal year.

•                  Net revenues were RMB312.8 million (US$45.6 million), a 34.3% increase from RMB232.9 million for the same quarter of last fiscal year.

•                  Net loss attributable to Ruhnn was RMB26.7 million (US$3.9 million), a significant decrease of 40.1% from RMB44.6 million for the same quarter of last fiscal year.

•                  Adjusted net loss attributable to Ruhnn2 was RMB21.6 million (US$3.1 million), a significant decrease of 51.6% from RMB44.6 million for the same quarter of last fiscal year.

•                  Basic and diluted net loss per ADS was RMB0.32 (US$0.05), compared with basic and diluted net loss per ADS of RMB0.70 for the same quarter of last fiscal year.

•                  Adjusted basic and diluted net loss per ADS2 was RMB0.26 (US$0.04), compared with adjusted basic and diluted net loss per ADS of RMB0.70 for the same quarter of last fiscal year.

•                  Number of signed KOLs increased to 133 as of June 30, 2019, compared with 128 as of March 31, 2019 and 93 as of June 30, 2018.

•                  Number of brands that the Company cooperated with increased to 701 as of June 30, 2019, compared with 632 as of March 31, 2019 and 297 as of June 30, 2018.

1 “GMV” refers to gross merchandize value, which represents the aggregate value of merchandize ordered in the Company’s online stores and third-party online stores to which the Company provides KOL sales services (but not including online stores to which the Company only provides KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. The calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which the Company provides KOL sales services includes the GMV of all products ordered on such stores because the Company generally provides KOL sales services for all products sold on such stores. Since January 2019, the Company has provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which the Company provided KOL sales services are included in the GMV for the relevant period.

2  “Adjusted net loss attributable to Ruhnn” and “Adjusted basic and diluted net loss per ADS” are non-GAAP measures, which exclude non-cash amortization expenses of intangible assets - exclusive cooperation rights. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Summary Operation Data

	As of and for the three months ended June 30, 2018			As of and for the three months ended March 31, 2019			As of and for the three months ended June 30, 2019
	Number of KOLs	Number of Fans[3] (in millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans (in millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans (in millions)	GMV (RMB in millions)

Top-tier KOLs[4]	3	22.2	246.8	3	34.6	310.2	3	35.5	369.3
Established KOLs[5]	7	19.7	95.4	8	31.4	89.0	8	26.5	104.3
Emerging KOLs[6]	83	74.5	161.7	117	89.1	249.1	122	110.0	284.4
Total	93	116.5	503.9	128	155.1	648.3	133	172.0	758.0

	As of and for the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Full-Service Model[7]
Number of the Company’s KOLs serving such business model[9]	33	14	11
Number of the Company’s online stores	75	56	40
Number of orders placed through the Company’s online stores (in million)	1.6	1.3	1.7
GMV of the Company’s online stores (RMB in million)	406.0	370.5	411.5
Platform Model[8]
Number of the Company’s KOLs serving such business model[9]	61	122	131
Number of brands that the Company cooperated with	297	632	701
GMV of third-party online stores[10] (RMB in million)	97.9	277.8	346.5

3 The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

4 Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

5 Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

6 Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

7 Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of the Company’s KOLs, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

8 Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

9 Certain KOLs under the Company’s full-service model overlap with those under the platform model. On the other hand, the Company’s KOLs that were undergoing training and had not started generating GMV under either of the business models as of the relevant date, were not included in these numbers.

10 Includes GMV from third-party online stores to which the Company only provides KOL sales services.

Management Comments

“We are thrilled to report outstanding operational and financial performance for the first quarter of fiscal year 2020, continuing the robust growth momentum from the prior quarter. In addition, in April 2019, we successfully completed our IPO on the Nasdaq Global Select Market, marking a significant milestone in the Company’s history. We have already begun to see an impact from the IPO on Ruhnn’s brand awareness and industry influence in the internet KOL e-commerce sector in China. We believe our successful listing on a U.S. stock exchange is creating a solid foundation for the Company’s long-term sustainable business development in the years to come,” Mr. Min Feng, founder and Chairman of Ruhnn, commented.

“During the past few years, we have been building up precise SKU-selecting capabilities, mature supply chain management capabilities and advanced big data IT technological capabilities. At the same time, we continued to upgrade our uniquely flexible supply chain, by enhancing its managerial efficiencies and overall operational performance. As we move forward, we believe our initiatives are gaining traction and allow us to partner with an even greater number of new and emerging retail brands. We are also working to create a smarter and more automated supply chain to better serve third-party merchants and KOLs. By empowering KOLs with lower KOL transaction costs to fully exert precise matching capabilities between KOLs and SKUs, we are building the leading KOL transaction platform in China.

“Alibaba is not only our significant strategic stakeholder but also an important business partner. Alibaba provides a solid e-commerce infrastructure and technology tools that support the internet KOL ecosystem initiated by Ruhnn. We are continuously exploring new business cooperation opportunities with Alibaba, which is a strong growth driver for our platform business. As a pioneer and leader in China’s internet KOL e-commerce sector, we are committed to maximizing long-term shareholder value and are highly confident in our growth prospects.” Mr. Feng concluded.

Mr. Zhenbo Chi, Chief Financial Officer of Ruhnn, commented, “We are very pleased to see Ruhnn preserve its tremendous growth momentum in the first quarter of fiscal year 2020. In the first fiscal quarter, the Company achieved total GMV of RMB758.0 million and net revenues of RMB312.8 million, with significant year-over-year growth of 50.4% and 34.3%, respectively. Revenues from full-service model increased by 17.1% year-over-year to RMB247.3 million, and revenues from platform model tripled to RMB65.5 million. We also greatly narrowed adjusted net loss attributable to Ruhnn by 51.6% year-over-year. Our financial performance in the first fiscal quarter was driven primarily by the continuous progress from KOL cultivation, the enhancement of monetization capabilities in advertisement services, brand cooperation and e-commerce, and improved overall operating efficiency. For the remainder of fiscal year 2020, we expect to maintain this growth momentum in both the full-service business and the platform business.

“As a clear leader in China’s internet KOL e-commerce industry, we have high confidence in our growth strategy and the promising opportunities that lay ahead of us. We are focused on gaining market share as well as growing ahead of the industry pace. We can do this by leveraging on our capabilities to expand KOL pools and optimizing KOL structures, in order to maximize value-added services for both brands and online stores,” Mr. Chi concluded.

First Quarter of Fiscal Year 2020 Financial Results

GMV was RMB758.0 million (US$110.4 million) for the first quarter of fiscal year 2020, a 50.4% increase from RMB503.9 million for the same quarter of last fiscal year. The increase was primarily attributable to an increase in GMV in the platform model.

Net revenues were RMB312.8 million (US$45.6 million), a 34.3% increase from RMB232.9 million for the same quarter of last fiscal year. The increase was primarily attributable to (i) an increase in revenues from product sales from stores opened in the name of top-tier KOLs and (ii) an increase in revenues from services through the platform model.

•                  Revenues from product sales through the full-service model were RMB247.3 million (US$36.0 million), a 17.1% increase from RMB211.2 million for the same quarter of last fiscal year. The increase was primarily attributable to the sales growth of the stores opened in the name of the Company’s top-tier KOLs and was partially offset by the transformation of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to platform model. As a result of such transformation, the number of the Company’s online stores decreased to 40 as of June 30, 2019 from 75 as of June 30, 2018 and the number of the Company’s KOLs serving the full-service model decreased to 11 as of June 30, 2019 from 33 as of June 30, 2018. On the other hand, GMV from the Company’s online stores opened under top-tier KOLs that were in operation in both periods increased by 49.6% in the first quarter of fiscal year 2020, compared with the same quarter of fiscal year 2019.

•                  Revenues from services through the platform model were RMB65.5 million (US$9.5 million), a 201.3% increase from RMB21.7 million for the same quarter of last fiscal year, which was attributable to the increase in the number of KOLs under the Company’s platform model and an increase in the number of brands with which the Company cooperated in its advertising and marketing business.

Cost of revenues was RMB201.3 million (US$29.3 million) for the first quarter of fiscal year 2020, a 14.9% increase from RMB175.2 million for the same quarter of last fiscal year. The increase was in line with the business expansion.

Gross profit was RMB111.5 million (US$16.2 million) for the first quarter of fiscal year 2020, a 93.0% increase from RMB57.8 million for the same quarter of last fiscal year. Gross margin was 35.7% for the first quarter of fiscal year 2020, compared with 24.8% for the same quarter of last fiscal year. The increase was primarily due to (i) the increased gross margin in product sales attributable to more crossover cooperation with third party brands and enhanced efficiency in supply chain management; and (ii) the increased proportion of the Company’s net revenues attributable to services under the platform model which exhibit higher gross margins than product sales.

Total operating expenses were RMB138.8 million (US$20.2 million) for the first quarter of fiscal year 2020, a 32.4% increase from RMB104.9 million for the same quarter of last fiscal year.

•                  Fulfillment expenses were RMB35.0 million (US$5.1 million) for the first quarter of fiscal year 2020, a 12.2% increase from RMB31.2 million for the same quarter of last fiscal year.

•                  Sales and marketing expenses were RMB74.1 million (US$10.8 million) for the first quarter of fiscal year 2020, a 71.7% increase from RMB43.2 million for the same quarter of last fiscal year. The increase was primarily due to (i) the increased promotion expenses in order to improve the gross margin of product sales, (ii) the increased expenses of KOL incubation, cultivation, content production and training to support increased activities for the Company’s KOL sales and advertising business, and (iii) non-cash amortization expenses of intangible assets - exclusive cooperation rights.

•                  General and administrative expenses were RMB30.5 million (US$4.4 million) for the first quarter of fiscal year 2020, a 0.4% slight decrease from RMB30.6 million for the same quarter of last fiscal year.

Loss from operations was RMB27.3 million (US$4.0 million) for the first quarter of fiscal year 2020, compared with RMB47.1 million for the same quarter of last fiscal year.

Net loss attributable to Ruhnn was RMB26.7 million (US$3.9 million), compared with RMB44.6 million for the same quarter of last fiscal year, representing a significant year-over-year decrease of 40.1%.

Adjusted net loss attributable to Ruhnn was RMB21.6 million (US$3.1 million) for the first quarter of fiscal year 2020, compared with RMB44.6 million for the same quarter of last fiscal year, representing a significant year-over-year decrease of 51.6%.

Basic and diluted net loss per ADS was RMB0.32 (US$0.05), compared with basic and diluted net loss per ADS of RMB0.70 for the same quarter of last fiscal year.

Adjusted basic and diluted net loss per ADS was RMB0.26 (US$0.04), compared with basic and diluted adjusted net loss per ADS of RMB0.70 for the same quarter of last fiscal year.

Balance Sheet

As of June 30, 2019, the Company had cash, cash equivalents and short-term investment of RMB733.6 million (US$106.9 million), compared with RMB90.0 million, as of March 31, 2019.

Outlook

For the full fiscal year 2020, the Company currently expects net revenues from product sales through the full-service model to be between RMB980 million and RMB1,130 million, and net revenues from services through the platform model to be between RMB280 million and RMB380 million, representing a year-over-year growth between 4.0% and 20.0%, and between 86.0% and 152.0%, respectively.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 29, 2019 (8:00 PM Beijing/Hong Kong time on August 29, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China, Domestic:	400-620-8038
Conference ID:	8279856

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of June 30, 2019, the Company had 133 signed KOLs with an aggregate of 172.0 million fans across major social media platforms in China.

For more information, please visit: ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss attributable to Ruhnn, and adjusted basic and diluted net loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of amortization expense related to intangible assets - exclusive cooperation rights, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2629-8238

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

Ruhnn Holding Limited

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	March 31, 2019	June 30, 2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	89,960	713,589	103,946
Restricted cash	13,861	5,284	770
Short-term investment	—	20,000	2,913
Accounts receivable, net	29,372	43,870	6,390
Inventories	220,151	194,305	28,304
Advances to suppliers	42,145	28,367	4,132
Prepaid expenses and other current assets	32,969	40,269	5,866
Total current assets	428,458	1,045,684	152,321

Property and equipment, net	146,071	153,334	22,335
Intangible assets, net	104,457	99,057	14,429
Goodwill	1,002	1,002	146
Long-term investments	7,600	87,636	12,766
Other non-current assets	1,702	3,473	506
Total assets	689,290	1,390,186	202,503

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	78,061	107,301	15,630
Notes payable	30,645	11,584	1,687
Accrued salary and benefits	58,917	54,319	7,912
Accrued expenses and other current liabilities	24,039	33,084	4,819
Short-term borrowing	—	17,000	2,476
Amounts due to related parties	574,859	18,604	2,710
Dividends payable	115	—	—
Income tax payable	1,674	4,579	667
Total current liabilities	768,310	246,471	35,901
Long term deposits	1,750	1,550	226
Deferred revenue	—	11,367	1,656
Obligation under capital lease	11,076	10,834	1,578
Total liabilities	781,136	270,222	39,361

Shareholders’ (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 and 413,572,659 shares issued and outstanding as of March 31 and June 30, 2019, respectively)	—	—	—
Additional paid in capital	701,041	1,447,481	210,849
Subscription receivable	(558,996)	(69,985)	(10,194)
Accumulated deficit	(232,635)	(259,349)	(37,777)
Accumulated other comprehensive income	—	4,697	684
Total Ruhnn Holding Limited shareholders’ (deficit) equity	(90,590)	1,122,844	163,562
Non-controlling interest	(1,256)	(2,880)	(420)
Total shareholders’ (deficit) equity	(91,846)	1,119,964	163,142
Total liabilities and shareholders’ (deficit) equity	689,290	1,390,186	202,503

Ruhnn Holding Limited

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$
Net revenues
Product sales	211,210	247,295	36,023
Services	21,730	65,481	9,538
Total net revenues	232,940	312,776	45,561
Cost of revenues
Cost of product sales	(166,848)	(173,896)	(25,331)
Cost of services	(8,319)	(27,360)	(3,985)
Total cost of revenues	(175,167)	(201,256)	(29,316)
Gross profit	57,773	111,520	16,245
Operating expenses:
Fulfillment	(31,172)	(34,975)	(5,095)
Sales and marketing	(43,185)	(74,140)	(10,800)
General and administrative	(30,632)	(30,510)	(4,444)
Other operating income, net	121	785	114
Loss from operations	(47,095)	(27,320)	(3,980)
Interest and other income	154	2,006	292
Foreign exchange gain	17	397	58
Loss before income taxes	(46,924)	(24,917)	(3,630)
Income tax expense	(2,390)	(3,420)	(498)
Share of gain in equity method investments	52	—	—
Net loss	(49,262)	(28,337)	(4,128)
Less: net loss attributable to non-controlling interest	4,677	1,624	237
Net loss attributable to Ruhnn Holding Limited	(44,585)	(26,713)	(3,891)

Net loss per ordinary share
Basic	(0.15)	(0.06)	(0.01)
Diluted	(0.15)	(0.06)	(0.01)
Net loss per ADS
Basic	(0.70)	(0.32)	(0.05)
Diluted	(0.70)	(0.32)	(0.05)
Weighted average shares used in calculating net loss per ordinary share
Basic	319,406,760	412,473,758	412,473,758
Diluted	319,406,760	412,473,758	412,473,758

Net loss	(49,262)	(28,337)	(4,128)
Other comprehensive loss
Foreign currency translation adjustments	—	4,697	684
Comprehensive loss	(49,262)	(23,640)	(3,444)

Ruhnn Holding Limited

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands, except for share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$

Net loss attributable to Ruhnn Holding Limited	(44,585)	(26,713)	(3,891)
Add:
Amortization expenses of intangible assets - exclusive cooperation rights	—	5,150	750
Adjusted net loss attributable to Ruhnn	(44,585)	(21,563)	(3,141)

Adjusted net loss per ADS
Basic	(0.70)	(0.26)	(0.04)
Diluted	(0.70)	(0.26)	(0.04)
Weighted average shares used in calculating adjusted net loss per ordinary share
Basic	319,406,760	412,473,758	412,473,758
Diluted	319,406,760	412,473,758	412,473,758